

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 7, 2016

Via E-mail
James Watt
Chief Executive Officer
Brewdog USA Inc.
65 E State St, Suite 1800
Columbus, Ohio 43215

> **Re: Brewdog USA Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 11, 2016**
> **File No. 024-10532**

Dear Mr. Watt:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II – Offering Circular

Cover Page

1. We note that the cover page of the offering circular has not been filed on EDGAR. Please file the cover page of the offering circular with your Part II information as required.

2. Please include the legend required by Rule 254(a) of Regulation A.

Dilution, page 20

3. We note your statement that "there is no material disparity between the price of the Shares in this Offering and the effective cash cost to officers, directors, promoters and affiliated persons for Shares acquired by them in a transaction during the past year …." We also note the stock issuance of 6,315,789 shares for $1,750,000 as noted in your Consolidated Statement of Stockholder's Equity and that the company is offering 1,052,632 shares for $50 million. Please revise to provide the disclosure required by Item 4 of Form 1-A or provide us with the basis for your statement that there is no material disparity.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 43

4. Please provide a plan of operations and trend information discussion as required by Items 9(c) and (d) of Form 1-A.

Security Ownership of Management and Certain Security Holders, page 47

5. Please disclose via footnote to the table the natural person(s) with investment or voting control of the shares of BrewDog plc. We may have further comment.

Interest of Management and Others in Certain Transactions, page 49

6. We note that BrewDog plc made advances of $1,796,095 from April 22, 2015 to December 31, 2015. Please revise to provide the disclosure required by Item 13(a) of Part II of Form 1-A regarding these transactions.

Financial Statements

Report of Independent Auditors, page 3

7. We refer you to paragraph two. Please revise this paragraph of the audit report to specify that the financial statements are prepared in conformity with generally accepted accounting principles in the United States of America.

Exhibits

Exhibit 1A – 12 Legal Opinion of Kendall Almerico

8. Please revise your legal opinion to indicate that the opinion is given under the laws of Delaware.

9. We note the legal opinion states that "the shares of Common Stock offered will … be legally issued, fully paid and non-assessable." We also note the statement in the Securities Being Offered section on page 49 that "[t]here are no corporate documents that limit liability to holders of Common Stock to further calls or to assessment by the issuer." Please revise to reconcile these statements.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Kendall Almerico, Esq.
    DiMuroGinsberg, P.C.